Richard R. Cook
            Attorney at Law
            P.O. Box 1929
            DeLand,  FL 32721
            cookrr@cfl.rr.com
            386-734-1116

  Mark Webb, Legal Branch Chief
  Eric Envall, Staff Attorney
  Securities and Exchange Commission
  Division of Corporation Finance
  100 F Street, N.E.
  Washington, DC 20549

       Re: Lincoln Floorplanning Co. , Inc.
       Form 10
       Filed December 18, 2008
       File Number 001-34230

Dear Mr. Webb:

I hereby respectfully request on behalf of my client Lincoln Floorplanning Co., Inc the withdrawal of its registration statement on Form 10, File No. 001-34230, as filed with the Securities and Exchange Commission on December 18, 2008.

We wish to withdraw the registration on the grounds that the Company is still in the process of responding to the comments made by the Commission in its letter of January 15, 2009. Lincoln is also undergoing its year end audit for 2008 which will answer some of the Commission's questions.

We currently anticipate that Lincoln will refile with the Commission a new registration statement on Form 10 and address the Commission's comments concerning Lincolns S-1 Registration
Statement before the end of March, 2009.

Thank you,

Sincerely,
/s/ Richard R. Cook
Richard R. Cook
Fl Bar Number 254134